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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                  THE RESORT AT SUMMERLIN, LIMITED PARTNERSHIP
                  --------------------------------------------
                                (Name of Issuer)

                     Units of Limited Partnership Interests
                     --------------------------------------
                         (Title of Class of Securities)

                                 Not Applicable
                           ---------------------------
                                 (CUSIP Number)

                                   Jeff Smith
                        1160 Town Center Drive, Suite 200
                             Las Vegas, Nevada 89134
     ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 12, 1999
              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

       If the filing person has previously filed a statement on Schedule 13G, and is filing this schedule because of Rule 13d-I(f) or 13d-1(g), check the following box. [ ]

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. Not Applicable            13D                 Page 1 of 4 Pages
          --------------

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     1.   Names of Reporting Person/I.R.S. Identification Nos.
          of Above Person (entities Only)

          Christiane Jecklin

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     2.   Check the Appropriate Box if a Member of a Group
          (See Instructions)
                                                          (a)  [  ]
                                                          (b)  [  ]

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     3.   SEC Use Only

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     4.   Source of Funds (See Instructions)

          PF

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     5.   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Item 2(d) or 2(e)

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     6.   Citizenship or Place of Organization

          Switzerland

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  NUMBER OF          7.     Sole Voting Power
   SHARES                   - 0 -
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY
    EACH             8.     Shared Voting Power
  REPORTING                 - 0 -
 PERSON WITH        ------------------------------------------------------------

                     9.     Sole Dispositive Power
                            - 0 -

                    ------------------------------------------------------------

                     10.    Shared Dispositive Power
                            - 0 -

                    ------------------------------------------------------------

       11.    Aggregate Amount Beneficially Owned by Each Reporting
              Person

              278,016

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       12.    Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares [X]
              (See Instructions)

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       13.    Percent of Class Represented by Amount in Row (11)

              20.1%

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       14.    Type of Reporting Person (See Instructions)

              IN

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ITEM 1.  SECURITY AND ISSUER

       Units of Limited Partnership Interest (the "Units") of The Resort at Summerlin, Limited Partnership (the "Partnership"). The principal executive offices of the Partnership are located at 1160 Town Center Drive, Suite 200, Las Vegas, Nevada 89134.



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ITEM 2.  IDENTITY AND BACKGROUND

      (a) Christiane Jecklin

      (b) 1160 Town Center Drive, Suite 200
          Las Vegas, Nevada 89134

      (c) Private investor

      (d) During the past five years, Ms. Jecklin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

      (e) During the past five years Ms. Jecklin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Switzerland

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Personal funds

ITEM 4.   PURPOSE OF TRANSACTION

          Personal investment

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Ms. Jecklin owns 25% of the issued and outstanding shares of Tivolino Holding AG, a Swiss corporation ("Tivolino Holding"). Tivolino Holding owns 100% of the issued and outstanding shares of Swiss Casinos Holding, AG, a Swiss corporation ("SCH"). SCH owns 83.0% of the issued and outstanding shares of Swiss Casinos of America, Inc., a Nevada corporation ("SCA"). SCA owns 100% of the issued and outstanding shares of RAS, Inc., a Nevada corporation ("RAS") which is the general partner of the Partnership. RAS owns a 1% general partnership interest in the Partnership. SCA is the record owner of 75.6% of the issued and outstanding Units. SCH is the record owner of 16.7% of the issued and outstanding Units. Based upon the foregoing, Ms. Jecklin may be deemed to be



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the beneficial owner of 278,016 Units. Ms. Jecklin's beneficial ownership does not include (a) certain warrants to acquire 120,482 Units the record owner of which is a wholly-owned subsidiary of SCA as nominee for unaffiliated institutional investors in the Partnership's Senior Subordinated Notes due 2007 or their permitted transferees who may be deemed to be the beneficial owners thereof and (b) 854,049 Units beneficially owned by Hans Jecklin, the husband of Ms. Jecklin and the owner of 75% of the issued and outstanding shares of Tivolino, in which Ms. Jecklin disclaims beneficial interest.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               April 26, 1999



                                                 /s/ CHRISTIANE JECKLIN
                                               ------------------------
                                               Christiane Jecklin



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